Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grifols, S.A.

We consent to the use of our report dated April 5, 2013 with respect to the consolidated balance sheets of Grifols, S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Auditores S.L.

Barcelona, Spain

April 23, 2013